                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-L(A) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                               (Amendment No. 1)*

                            Daleen Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   23427N 10-4
             -------------------------------------------------------
                                 (CUSIP number)

                             Behrman Capital II L.P.
                             Attn: Grant G. Behrman
                        126 East 56th Street, 27th Floor
                            New York, New York 10022
                                 (212) 980-6500
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                December 20, 2002
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 11 Pages)

--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------                                         ------------------
CUSIP NO. 23427N 10-4                  13D                    PAGE 2 OF 11 PAGES
---------------------                                         ------------------


--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Behrman Capital II L.P.
           13-3952825
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.         SEC USE ONLY


--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
                     7.       SOLE VOTING POWER
    NUMBER OF

     SHARES          -----------------------------------------------------------
                     8.       SHARED VOTING POWER
   BENEFICIALLY               56,568,015 - See response to Item 5

    OWNED BY         -----------------------------------------------------------
                     9.       SOLE DISPOSITIVE POWER
      EACH

    REPORTING        -----------------------------------------------------------
                     10.      SHARED DISPOSITIVE POWER
   PERSON WITH                56,568,015 - See response to Item 5

--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           56,568,015 - See response to Item 5
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [X]

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           71.11%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP NO. 23427N 10-4                  13D                    PAGE 3 OF 11 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Strategic Entrepreneur Fund II, L.P.
           13-3959212
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.         SEC USE ONLY


--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
                     7.       SOLE VOTING POWER       0
    NUMBER OF

     SHARES          -----------------------------------------------------------
                     8.       SHARED VOTING POWER
   BENEFICIALLY               766,992 -  See response to Item 5

    OWNED BY         -----------------------------------------------------------
                     9.       SOLE DISPOSITIVE POWER     0
      EACH

    REPORTING        -----------------------------------------------------------
                     10.      SHARED DISPOSITIVE POWER
   PERSON WITH                766,992 -  See response to Item 5

--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           766,992 -  See response to Item 5
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [X]

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.23%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 23427N 10-4                  13D                    PAGE 4 OF 11 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Behrman Brothers, L.L.C.
           13-3952711
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.         SEC USE ONLY


--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
                     7.       SOLE VOTING POWER       0
    NUMBER OF

     SHARES          -----------------------------------------------------------
                     8.       SHARED VOTING POWER
   BENEFICIALLY               56,568,015 -  See response to Item 5

    OWNED BY         -----------------------------------------------------------
                     9.       SOLE DISPOSITIVE POWER     0
      EACH

    REPORTING        -----------------------------------------------------------
                     10.      SHARED DISPOSITIVE POWER
   PERSON WITH                56,568,015 -  See response to Item 5

--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           56,568,015 -  See response to Item 5
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [X]

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           71.11%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 23427N 10-4                  13D                    PAGE 5 OF 11 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Grant G. Behrman
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.         SEC USE ONLY


--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

--------------------------------------------------------------------------------
                     7.       SOLE VOTING POWER       0
    NUMBER OF

     SHARES          -----------------------------------------------------------
                     8.       SHARED VOTING POWER
   BENEFICIALLY               57,335,008 - See response to Item 5

    OWNED BY         -----------------------------------------------------------
                     9.       SOLE DISPOSITIVE POWER     0
      EACH

    REPORTING        -----------------------------------------------------------
                     10.      SHARED DISPOSITIVE POWER
   PERSON WITH                57,335,008 - See response to Item 5

--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           57,335,008 - See response to Item 5
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [X]

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           71.38%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           IN

--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 23427N 10-4                  13D                    PAGE 6 OF 11 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           William M. Matthes
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.         SEC USE ONLY


--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

--------------------------------------------------------------------------------
                     7.       SOLE VOTING POWER       0
    NUMBER OF

     SHARES          -----------------------------------------------------------
                     8.       SHARED VOTING POWER
   BENEFICIALLY               57,335,008 - See response to Item 5

    OWNED BY         -----------------------------------------------------------
                     9.       SOLE DISPOSITIVE POWER     0
      EACH

    REPORTING        -----------------------------------------------------------
                     10.      SHARED DISPOSITIVE POWER
   PERSON WITH                57,335,008 - See response to Item 5

--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           57,335,008 - See response to Item 5
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [X]

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           71.38%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           IN

--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 23427N 10-4                  13D                    PAGE 7 OF 11 PAGES
---------------------                                         ------------------

      This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements and should be read in conjunction with the Schedule 13D as filed with the Securities and Exchange Commission on October 17, 2002 (the "Original
Schedule 13D," and together with this Amendment No. 1, the "Schedule 13D") by Behrman Capital II L.P. ("Behrman Capital"), Strategic Entrepreneur Fund II, L.P. ("SEF"), Behrman Brothers, L.L.C. ("Behrman Brothers"), Grant G. Behrman and William M. Matthes. Behrman Capital, SEF, Behrman Brothers, Grant Behrman and William Matthes are sometimes individually referred to herein as a "Reporting Person," and collectively as the "Reporting Persons" or "Behrman." Behrman Capital and SEF are sometimes referred to herein as the "Behrman Entities."

      This Amendment No. 1 amends the Original Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D. This filing of Amendment No. 1 is not, and should not be deemed to be construed as, an admission that the Schedule 13D or that any Amendment thereto is required to be filed.

ITEM 1. SECURITY AND ISSUER.

      The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Daleen Technologies, Inc., a corporation organized under the laws of the state of Delaware (the "Company"). The Company's principal offices are located at 902 Clint Moore Road, Boca Raton, Florida 33487.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source of funds for the transactions described in Items 4 and 5 were assets of the Behrman Entities.

ITEM 4. PURPOSE OF TRANSACTIONS.

      The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

      In accordance with the Purchase Agreement that the Company entered into with Abiliti, in exchange for substantially all of its assets, Abiliti is entitled to receive 11,406,284 share of Common Stock, 115,681 shares of Series F Convertible Preferred Stock (the "Series F Stock"), and warrants to purchase an additional 5,666,069 shares of Common Stock at an exercise price of $0.906 per share, which shall be exercisable beginning six months from the consummation of the Transaction and ending on June 7, 2006.

      In accordance with the Investment Agreement that the Company entered into with the Behrman Entities, in exchange for the investment of approximately $5 million in the Company, the Behrman Entities are entitled to receive 10,992,136 shares of Common Stock, 115,681 shares of Series F Stock, warrants to purchase an additional 5,666,069 shares of Common Stock at an exercise price of $0.906

---------------------                                         ------------------
CUSIP NO. 23427N 10-4                  13D                    PAGE 8 OF 11 PAGES
---------------------                                         ------------------

per share, which shall be exercisable beginning six months from the consummation of the investment and ending on June 7, 2006 and warrants to purchase an additional 500,000 shares of Common Stock at an exercise price of $0.17 per share, which shall be exercisable beginning one year after the consummation of the investment and ending on June 7, 2006 (the "Investment," and together with the Transaction, the "Contemplated Transactions").

      The shares of Series F Stock are convertible at any time beginning 6 months after the consummation of the Contemplated Transactions at the option of the holder by multiplying the number of shares of Series F Stock held by the quotient of the original price per share of the Series F Stock, $110.94 divided by the conversion price in effect on the conversion date, currently $0.906.

      The closing of the Contemplated Transactions were conditioned upon, among other things, the approval of the Company's stockholders of the Contemplated Transactions and certain amendments to the Company's organizational documents, including, among other things, the increase of the authorized number of shares of its preferred stock and Series F Stock to be issued upon the consummation of the Contemplated Transactions.

      In connection with the Transaction, Abiliti entered into Voting Agreements with certain stockholders of the Company (the "Voting Agreements") pursuant to which Abiliti and the stockholders: (i) agreed to vote in favor of the Contemplated Transactions and (ii) against (a) the approval of any proposal made in opposition to or in competition with the Transaction, (b) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of the Company or any of its subsidiaries, with or involving any party other than those contemplated in the Transaction,
(c) any liquidation or winding up of the Company, and (d) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the Contemplated Transactions or result in a breach of any covenants, representations, warranties or other obligations or agreements of the Company under the Purchase Agreement which would materially and adversely affect Abiliti or the Company or their abilities to consummate the Contemplated Transactions.

      On December 20, 2002, the stockholders of the Company approved the Contemplated Transactions and the necessary amendments to the Company's organizational documents to consummate the Contemplated Transactions. The Contemplated Transactions were consummated on December 20, 2002. Upon the consummation, the Board of Directors of the Company consisted of seven (7) directors. Pursuant to the Supplemental Voting Agreement, the Stockholders, Abiliti and the Behrman Entities agreed to vote their respective Shares for the director nominated by the Stockholders and for the two directors nominated by the Behrman Entities.

      Except as set forth above or in Item 5, the Reporting Persons do not have any plans or proposals concerning the Company with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.

      All reference to, and summaries of the Contemplated Transactions in this
Schedule 13D are qualified in their entirety by reference to such documents, the full text of which were filed as Exhibits 1

---------------------                                         ------------------
CUSIP NO. 23427N 10-4                  13D                    PAGE 9 OF 11 PAGES
---------------------                                         ------------------

and 2 to the Original Schedule 13D. All reference to, and summaries of the Voting Agreements in this Schedule 13D are qualified in their entirety by reference to such documents, the full text of which is filed as Exhibit 1 to this Amendment No. 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a), (b) and (c) Pursuant to the Supplemental Voting Agreement, the Stockholders, Abiliti and the Behrman Entities have appointed each other as their proxy to vote such Shares in the agreed upon manner. The Stockholders reported in their Amendment No. 2 to Schedule 13D, dated October 3, 2002, beneficially holding an aggregate of 20,520,679 Shares, representing approximately 51.0% of the 22,984,272 Shares outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. In accordance with the rules governing determination of beneficial ownership, this percentage has been calculated assuming that the Stockholders have converted their shares of Series F Stock and have exercised certain warrants held by the Stockholders. The proxy given to the Behrman Entities applied to all of such Stockholders' Shares.

      As a result of the Voting Agreements, Abiliti may have been deemed to beneficially own certain other shares of the Company. The Voting Agreements terminated upon the consummation of the Contemplated Transactions.

      As discussed in Item 4, at the consummation of the Contemplated Transactions Abiliti acquired 11,406,284 shares of Common Stock, 115,681 shares of Series F Stock and warrants to purchase an additional 5,666,069 and certain of such securities including 1,140,629 shares of Common Stock, 11,568 shares of Series F Stock and 566,607 shares of Common Stock held pursuant to that certain warrant are subject to and held in, escrow, and, as such, are subject to forfeiture in the event of certain breaches of representations, warranties and covenants as described in the Purchase Agreement. Concurrently with the receipt by Abiliti of such Shares, Abiliti transferred the rights to all such Shares to the Behrman Entities as consideration for the cancellation of certain promissory notes issued by Abiliti to the Behrman Entities. In connection with this transfer, the Behrman Entities instructed Abiliti to deliver a portion of such securities to certain third parties in exchange for a release from such third parties and an assignment by such third parties of their interest in certain subordinated promissory notes of which Abiliti was the issuer. Simultaneously with the consummation of the Contemplated Transactions, the Behrman Entities instructed Abiliti to deliver on their behalf to all such third parties an aggregate of 766,588 shares of Common Stock, 7,775 shares of Series F Stock and 380,802 shares of Common Stock held in the form of warrants. Giving effect to each of the transactions described above, Abiliti transferred to the Behrman Entities on the consummation of the Contemplated Transactions, 9,499,067 shares of Common Stock, 96,338 shares of Series F Stock and warrants to purchase an additional, 4,718,660 shares of Common Stock, representing approximately 53.09% of the 22,984,272 Shares outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. In accordance with the rules governing determination of beneficial ownership, this percentage has been calculated assuming that the Reporting Persons have converted their shares of Series F Stock and have exercised certain warrants held by the Reporting Persons.

      In accordance with the Investment Agreement on the consummation of the Contemplated Transactions, the Behrman Entities received 10,992,136 shares of Common Stock, 115,681 shares of

---------------------                                        -------------------
CUSIP NO. 23427N 10-4                  13D                   PAGE 10 OF 11 PAGES
---------------------                                        -------------------

Series F Stock, warrants to purchase an additional 5,666,069 shares of Common Stock and warrants to purchase an additional 500,000 shares of Common Stock, representing approximately 57.68% of the 22,984,272 Shares outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. In accordance with the rules governing determination of beneficial ownership, this percentage has been calculated assuming that the Reporting Persons have converted their shares of Series F Stock and have exercised certain warrants held by the Reporting Persons.

      The shares of Series F Stock are convertible at any time at the option of the holder by multiplying the number of shares of Series F Stock held by the quotient of the original price per share of the Series F Stock, $110.94 divided by the conversion price in effect on the conversion date, currently $0.906.

      All reference to, and summaries of, the Purchase Agreement, the Investment Agreement and the Supplemental Voting Agreement in this Schedule 13D are qualified in their entirety by reference to such documents, the full text of which were filed as Exhibits 1, 2, and 3 to the Original Schedule 13D, and are incorporated herein by reference.

      (d)   None.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information set forth under Items 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

      The following documents are filed as exhibits to this Schedule 13D:

      Exhibit 1. Form of Voting Agreement, incorporated by reference to the Company's Definitive Proxy Statement filed on Schedule 14A, filed November 20, 2002.

---------------------                                        -------------------
CUSIP NO. 23427N 10-4                  13D                   PAGE 11 OF 11 PAGES
---------------------                                        -------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

      EXECUTED as a sealed instrument this 20th day of December, 2002.

                                   Behrman Capital II L.P.

                                       By:   Behrman Brothers, L.L.C., its
                                             general partner



                                    By:      /s/ Grant G. Behrman
                                             -----------------------------------
                                             Name:  Grant G. Behrman
                                             Title:  Managing Member

                                   Strategic Entrepreneur Fund II, L.P.


                                    By:      /s/ Grant G. Behrman
                                             -----------------------------------
                                             Name:  Grant G. Behrman
                                             Title:  General Partner

                                   Behrman Brothers, L.L.C.


                                    By:      /s/ Grant G. Behrman
                                             -----------------------------------
                                             Name:  Grant G. Behrman
                                             Title:  Managing Member



                                    By:      /s/ Grant G. Behrman
                                             -----------------------------------
                                             Name:  Grant G. Behrman




                                    By:      /s/ William M. Matthes
                                             -----------------------------------
                                             Name:  William M. Matthes

LIBC/1644315.1